APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Brüeprint Tap Rooms LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Eric Wagner
Brüeprint Tap Rooms LLC

We have reviewed the accompanying financial statements of Brüeprint Tap Rooms LLC (the LLC), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Brüeprint Tap Rooms LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD

January 5, 2023

Brüeprint Tap Rooms LLC
Balance Sheet (Unaudited)
As of December 31, 2021 and 2020

	Note		2021		2020
Assets					
Current Assets					
Cash	1.g	$	4,257	$	92,180
Related party receivables	7		-		151,247
Total Current Assets			4,257		243,427
Noncurrent Assets					
Property, plant and equipment, net	3		182,704		72,118
Security deposits			7,044		7,044
Total Noncurrent Assets			189,748		79,162
Total Assets			194,005		322,589
Liabilities & Members' Equity					
Liabilities					
Current Liabilities					
Accounts payable and accrued expenses	4		10,686		830
Total Current Liabilities			10,686		830
Noncurrent Liabilities					
Debt, noncurrent	6		50,000		50,000
Deferred rent	5		26,528		30,586
Total Noncurrent Liabilities			76,528		80,586
Total Liabilities			87,214		81,416
Members' Equity	8				
Members' capital			345,000		345,000
Accumulated Deficit			(238,209)		(103,827)
Total Members' Equity			106,791		241,173
Total Liabilities & Members' Equity		$	194,005	$	322,589

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Brüeprint Tap Rooms LLC
Statement of Income (Unaudited)
For the years ended December 31, 2021 and 2020

	Note		2021		2020
Revenues	9	$	224,076	$	3,128
Cost of Revenues	1.k		67,856		19,474
Gross Profit (Loss)			156,220		(16,346)
Operating Expenses					
Salaries, benefits and payroll taxes			102,407		19,901
Rent	5		84,413		36,994
Meals and entertainment			18,477		414
Utilities			18,458		3,350
Other operating expense			13,916		357
Advertising and promotion			12,579		885
Office supplies			9,422		12,812
Insurance			2,835		1,312
Communications and information technology			2,300		1,403
Legal and other professional fees and services			1,165		7,288
Charitable contributions and donations			1,077		43
Depreciation	3		21,053		2,097
Total Operating Expenses			288,102		86,856
Operating Income (Loss)			(131,882)		(103,202)
Interest expense	6		(2,500)		(625)
Net Income (Loss)		$	(134,382)	$	(103,827)

5

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Brüeprint Tap Rooms LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2021 and 2020

	Additional Paid-In Capital	Accumulated Deficit	Total Members' Equity
Net income (loss)	$ -	$ (103,827)	$ (103,827)
Members' contributions	345,000	-	345,000
Balance at December 31, 2020	345,000	(103,827)	241,173
Net income (loss)	-	(134,382)	(134,382)
Balance at December 31, 2021	$ 345,000	$ (238,209)	$ 106,791

Brüeprint Tap Rooms LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (134,382)	$ (103,827)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation	21,053	2,097
(Increase) decrease in operating assets, net of effects of businesses acquired		
Other assets	-	(7,044)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	9,856	830
Deferred Rent	(4,058)	30,586
Net Cash Provided by (Used in) Operating Activities	(107,531)	(77,358)
Cash Flows from Investing Activities		
Payments received from related party notes receivable	151,247	-
Related party notes receivable issued	-	(151,247)
Purchase of property, plant, and equipment	(131,639)	(74,215)
Net Cash Provided by (Used in) Investing Activities	19,608	(225,462)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	-	50,000
Issuance of members' capital	-	345,000
Net Cash Provided by (Used in) Financing Activities	-	395,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(87,923)	92,180
Cash, cash equivalents, and restricted cash at beginning of year	92,180	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	4,257	92,180

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$ 2,500	$ -

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Brüeprint Tap Rooms LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

Brüeprint Tap Rooms LLC (the Company) is a tap room in a retail shopping center in Cary, NC providing on-premise beer, wine and cider within a 3200 square foot bar and sitting area with an outdoor patio. We also offer off-premise packaged beer and seltzer for sale. We are a local gathering location providing sports and entertainment for the local community. We provide products from Brueprint Brewing Company, a local brewery with a regional presence. Food is provided by adjacent restaurants in the shopping center. A second tap room location is being developed in Morrisville, NC, near RDU airport, life sciences campuses, a multi-sports complex and residential growth areas.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Concentration of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Cash and cash equivalents

Cash and cash equivalents includes deposits at financial institutions.

h. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Machinery, equipment, furniture and fixtures	15 years

i. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The LLC considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

j. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price;

4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue consists of daily sales of beverages and merchandise. Payment is due at the time of service and revenue is received via credit card processing or cash.

k. Cost of goods sold

Cost of goods sold includes the purchasing and receiving costs of packaged and kegged beer, wine and cider.

l. Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. The Company currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at December 31 were as follows:

Brüeprint Tap Rooms LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

		2021		2020
Machinery and equipment	$	35,535	$	34,845
Leasehold improvements		130,949		-
Furniture and fixtures		39,370		39,370
Total Cost		205,854		74,215
Total Accumulated Depreciation		(23,150)		(2,097)
Total	$	182,704	$	72,118

Depreciation expense was $21,053 and $2,097 for the years ended December 31, 2021 and 2020, respectively.

4. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

		2021		2020
Accrued payroll and related benefits	$	1,189	$	-
Interest payable		625		625
Sales and excise tax payable		8,872		203
Total	$	10,686	$	828

5. Leases

The Company leased approximated 3,272 feet of commercial real estate commencing on July 1, 2020. The lease terms runs 66 months from the commencement. Future lease payments are as follows:

2022	$	80,387
2023		82,798
2024		85,282
2025		87,841
Total	$	336,308

6. Long-term debt

Long-term debt consists of the following:

	2021	2020
Note payable, interest at 5% per annum, principal and accrued interest balance due on October 1, 2025	$ 50,000	$ 50,000
Less: current portion	-	-
Long-term portion of debt	$ 50,000	$ 50,000

Interest expense was $2,500 and $625 for the years ended December 31, 2021 and 2020, respectively.

Principal repayments on long-term debt over the next five years are as follows:

2022	-
2023	-
2024	-
2025	$ 50,000
Total	$ 50,000

7. Related party transactions

Related party transactions include interest payments on a single $50,000 promissory note of $625 per quarter. Additional transactions include purchase of beer from Brueprint Brewing Company as cost of goods sold and in exchange for payment of a temporary loan to the brewery which has been satisfied.

8. Members' equity

The Company shall have two classes of Members, Class A and Class B members. Managers shall be designated from the Members. Membership Interests shall be quantified in "Units" of interest. The sum of the Units shall equal 100% ownership of the Company and its Membership Interests. The sum of all Units within a Class of Membership shall equal 100% of that Class of Membership.

Class A Members shall be entitled to vote on issues of company management and strategy. The voting power of the Class A Members shall comprise 80% of the voting power of the entire membership. That is, the votes of all the other classes shall only comprise 20% of the voting power of the members. Managers shall

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Brüeprint Tap Rooms LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

be selected from the Class A Members. Class A Members shall be entitled to full rights to any profit or other distribution in proportion to their pro rata share of Units relative to the total number of Units.

Class B Members shall have no right to vote on issues of company management and strategy. However, Class B Members shall be entitled to vote in any decision which requires a vote of the full membership or a supermajority of the members. Class B Members shall have full rights to any profit or other distribution in proportion to their pro rata share of Units relative to the total number of Units. The voting power of the Class B Members shall comprise 20% of the voting power of the entire membership. Managers may be selected from Class B owners or individuals outside the Company if approved by a majority of the Units in Class A.

As of December 31, 2021 and 2020, all Class A Member shares have been issued. As of December 31, 2021 and 2020, 18% of the total 20% Class B Member shares available have been issued.

9. Revenue

Revenues consist of the following for the years ended December 31, 2021 and 2020:

		2021		2020
Retail beverage sales	$	220,016	$	2,809
Merchandise sales		4,060		319
Total Revenues	$	224,076	$	3,128

10. Subsequent events

Management evaluated all activity of the Company through January 5, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.